Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

Rule 12g3-2(b) File No.
82-34748

04012831

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

February 9, 2004

RECEIVED FEB 1 2 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Enclosures

(1) February 6, 2004: Disclosure pursuant to § 25 (1) and (2) of the Securities Trading Act (Wertpapierhandelsgesetz, WpHG) in "Boersenzeitung" and "Wiener Zeitung"

(2) February 5, 2004: Press release "Hypo Real Estate Bank AG to outsource servicing of retail mortgage loans"

Disclosure pursuant to § 25 (1) and (2) of the Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*] in “Boersenzeitung” and “Wiener Zeitung”, February 6, 2004

In a letter dated January 29, 2004, received on February 2, 2004, the company Brandes Investment Partners, LLC, 11988 El Camino Real, Suite 500, P.O. Box 919048, San Diego, CA 92191-9048, USA, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft:

"Notification pursuant to § 21 (1) in connection with § 21 (1a) of the Securities Trading Act [*WpHG*]
Hypo Real Estate Holding AG, securities identification no.: 802770

Pursuant to § 21 (1) in connection with § 21 (1a) of the Securities Trading Act [*WpHG*], we hereby notify you that on October 6, 2003 our share of voting rights in Hypo Real Estate Holding AG exceeded the 5% threshold. Our share of voting rights now amounts to 9.09%. This corresponds to 11,860,965 votes. All of the aforementioned voting rights are to be assigned to us in accordance with § 22 (1) no. 6 of the Securities Trading Act [*WpHG*]."

Hypo Real Estate Holding AG
The Executive Board

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank AG to outsource servicing of retail mortgage loans

- **Aareal Hypotheken-Management to service approximately 72,000 loan accounts**
- **Further step toward concentration on core business**

Munich, February 5, 2004: Hypo Real Estate Bank AG will transfer the servicing of approximately 72,000 mortgage loans to Aareal HM Processing GmbH, a subsidiary of Aareal Hypotheken-Management GmbH. The affected portfolio, with a total volume of €5.8 billion, is comprised exclusively of loans to retail customers. The move is part of the ongoing restructuring programme of Hypo Real Estate Bank AG under which residential real estate financing will no longer be part of the bank's core business. The transfer of the servicing functions will take place at the beginning of December 2004. This measure will not have any impact on the balance sheet of Hypo Real Estate Bank AG, i.e. the portfolio will remain on the bank's balance sheet.

"By passing the servicing of retail mortgage loans, we are taking decisive action to continue restructuring Hypo Real Estate Bank AG and focus our energies on the new business model of Hypo Real Estate Group," commented Johann Berger, the spokesman of the Management Board of Hypo Real Estate Bank AG. "We are concentrating our resources, adjusting our personnel as planned and are thus further reducing our costs," he added. "In addition, we have found a professional partner in Aareal Hypotheken-Management whose expertise was important to us particularly with regard to our customers," continued Berger.

Hypo Real Estate Bank AG
Hypo Real Estate Bank AG in Munich is part of Hypo Real Estate Group (HREG), which is one of the largest European providers of commercial real estate financing. However, its core activities do not include the residential mortgage business or municipal loans. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, with headquarters in Munich, and three operational business units: *Hypo Real Estate Bank AG,* with headquarters in Munich, *Hypo Real Estate Bank International,* with headquarters in Dublin, *and Württembergische Hypothekenbank AG (WürttHyp),* with headquarters in Stuttgart. The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and market volume play a subordinate role.

Hypo Real Estate Bank AG (Germany) is currently undergoing a restructuring phase. To reduce its existing loan portfolio the bank sold a portfolio of non-performing loans with a total volume of approximately €490 million to an American consortium and a non-strategic portfolio with a total volume of approximately €600 million to the Allgemeine Hypothekenbank Rheinboden only last December.

Aareal Hypotheken-Management

Aereal HM Processing GmbH is a subsidiary of Aareal Hypotheken-Management GmbH. The later is one of Germany's leaders in the development of outsourcing solutions and processing technologies for private construction financing. It currently handles about 115,000 loans with a volume of approximately €6 billion.

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com